UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.)
4

Skystar Bio-Pharmaceutical Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

830884102
(CUSIP Number)

8/15/2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
X            Rule 13d-1(c)
☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 830884102
1		NAME OF REPORTING PERSON RENN Universal Growth Investment Trust PLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 071-72703-06429
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 565,586 (1)
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 565,586 (1) (2)
	8	SHARED DISPOSITIVE POWER N/A
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,586
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12		TYPE OF REPORTING PERSON IV

(1)  RENN Universal Growth Investment Trust PLC  ("RUSGIT") is the record owner and beneficial owner of 565,586 shares of the common stock of Skystar Bio--Pharmaceutical Company.  RUSGIT shares voting power over their respective shares with RENN Capital Group, Inc. ("RENN") pursuant to an investment advisory agreement.  Russell Cleveland is the President of RENN.  Mr. Cleveland may be deemed to be the beneficial owner of the shares of comon stock.  Mr. Cleveland disclaims such beneficial ownership.

(2)  RENN Universal Growth Investment Trust PLC ("RUSGIT") is the record owner and beneficial owner of 565,586 shares of the common stock of Skystar Bio-Pharmaceutical Company.  RUSGIT shares dispositive power over their respective shares with RENN Capital Group, Inc. ("RENN") pursuant to an investment advisory agreement.  Russell Cleveland is the President of RENN and a director of RUSGIT.  Mr. Cleveland may be deemed to be the beneficial owner of the shares of common stock.  Mr. Cleveland disclaims such beneficial ownership.

Item 1.
	(a)	Name of Issuer
Skystar Bio-Pharmaceutical Company

	(b)	Address of Issuer's Principal Executive Offices
4/F Building B, Chuangye Square, No. 48 Keji Road Gaoxin District, Xi'an Shaanxi Province, P.R. China

Item 2.
	(a)	Name of Person Filing
RENN Universal Growth Investment Trust PLC

	(b)	Address of Principal Business Office or, if none, Residence
8080 N. Central Expressway, Ste 210, LB 59 Dallas, TX 75206

	(c)	Citizenship
United Kingdom

	(d)	Title of Class of Securities
Common stock

	(e)	CUSIP Number
830884102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	X	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

	(a)	Amount beneficially owned:
565,586

	(b)	Percent of class:
7.4% (1) (2)

	(c)	Number of shares to which the person has:

		(i)	Sole power to vote or to direct the vote:
565,586

		(ii)	Shared power to vote or to direct the vote:
N/A

		(iii)	Sole power to dispose or to direct the disposition of:
565,586

		(iv)	Shared power to dispose or to direct the disposition of:
N/A

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

Date: August 22, 2013	By:	/s/ Russell Cleveland
Name: Russell Cleveland
Title: Director